Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145586
DATED AUGUST 29, 2007
Clinical Data
75,051 Shares of Common Stock

     The selling stockholders of Clinical Data, Inc., listed on page 14, may offer and resell the following shares of our common stock under this prospectus, each for their own accounts:
•	Up to 15,082 shares of our common stock, which we issued in connection with our acquisition of Genome Express, S.A. on March 7, 2006; and

•	Up to 59,969 shares of our common stock, which we will issue upon exercise of warrants we issued in private placements on November 17, 2005 and June 13, 2006, respectively, and which we are hereby registering in the name of the subsequent purchaser of such warrants.
     The number of shares these stockholders may sell includes shares of common stock that are currently issued and outstanding. The prices at which these stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “CLDA.” On August 17, 2007, the last sale price of our common stock as reported on the Nasdaq Global Market was $22.78 per share.
     Investing in our common stock involves risks. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is August 29, 2007.

     You may rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained incorporated by reference in this prospectus is correct as of any time after the date of this prospectus.
     Unless the context otherwise requires, the terms “we,” “us,” “our,” “Clinical Data,” and “the Company” refer to Clinical Data, Inc., a Delaware corporation, and its subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and in accordance with such laws, we file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.clda.com.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

PROSPECTUS SUMMARY
     We are a Delaware corporation headquartered in Newton, Massachusetts. We manage our businesses in three segments (i) “Molecular Services” which includes PGxHealth LLC (PGxHealth) and Cogenics, Inc. (Cogenics), (ii) “Clinics & Small Hospitals” which includes Vital Scientific NV (Vital Scientific) and Electa Lab s.r.l. (Electa Lab) and (iii) “All Other” which includes corporate-related items and income and expense not allocated to reportable segments.
     Under our PGxHealthTM brand name and division, we focus on biomarkers and related test development, validation and commercialization activities with a primary focus on improving the efficacy and safety of drugs for individuals. These genetic tests are marketed to providers, payers and consumers and are available by prescription only. PGxHealth is also seeking to develop and commercialize our first drug, Vilazodone, a novel dual serotonergic antidepressant compound being studied for treatment of depression along with a potential companion pharmacogenetic test that will be developed and likely marketed by our PGxHealth division. PGxHealth will also continue to seek opportunities similar to Vilazodone to develop and commercialize promising therapeutics with potential companion pharmacogenetic tests.
     Through our CogenicsTM brand name and division, we offer a wide range of molecular and pharmacogenomics services which are marketed and provided to pharmaceutical, biotech, academic, agricultural and government clients to assist them in endeavors relating to human, animal and plant genomes. The Cogenics unit offers a broad range of services including sequencing, genotyping, gene expression, bio-banking and others, which together represent one of the broadest offerings in this industry. Furthermore, these services are offered in both regulated and unregulated environments. Cogenics operates CLIA-certified laboratories (Clinical Laboratory Improvement Amendments of 1988) and performs the genetic tests for PGxHealth.
     Our Vital Scientific and Electa Lab units participate in the in vitro diagnostic (IVD) testing markets and manufacture and distribute clinical laboratory instrumentation and related assays. Vital Scientific is headquartered in the Netherlands and Electa Lab is headquartered in Italy. We provide our IVD products and services in Europe, Asia and the U.S. through distributors and original equipment manufacturer (OEM) partnerships.
     We were formed in 1972 to offer ambulatory diagnostic monitoring for clinical and research applications. Our transformation began in 2005 when we established our molecular and pharmacogenomics services business in the third and fourth quarters of fiscal 2006 through the acquisition of Genaissance Pharmaceuticals, Inc. (Genaissance), Icoria, Inc. (Icoria) and Genome Express S.A. (Genome Express). The acquired businesses had a significant impact on the reported results of operations and financial position for the latter half of fiscal 2006 and all of fiscal 2007. Prior to the acquisitions, Genaissance, Icoria and Genome Express reported significant operating losses and used significant cash in their respective operations. These operating losses may continue for the next twelve months or longer depending upon business developments and research and development efforts, particularly those related to Vilazodone and PGxHealth.
     On October 6, 2005 we completed the acquisition of Genaissance, a leader in the discovery and application of human gene variation for the development of a new generation of DNA-guided tests and therapeutic products with an established market presence in pharmacogenomics and molecular services. The acquisition of Genaissance enabled us to advance and commercialize our PGxPredictTM line of genetic tests, which we more broadly call Therapeutic DiagnosticsTM, with the intention of marketing these tests to allow care givers to optimize the use of specific therapies in individuals. A subset of these tests utilizes products and technologies that were already commercialized by Genaissance. These technologies also have the potential to generate other products for future commercialization through PGxHealth. In addition, we advanced our in-licensed therapeutic, Vilazodone, through its first pivotal Phase III clinical trial and we expected results from this trial late in the second quarter of fiscal 2008. Through this acquisition, we also gained the know-how to in-license and further develop intellectual property from outside parties to develop and commercialize genetic tests and therapeutics. The acquisition of Genaissance was an important step in our objective to grow our business and revenues in the strategic areas of pharmacogenomics and molecular services, genetic testing, and targeted therapeutics.
     On December 20, 2005, we completed the acquisition of Icoria, a biotechnology company, which analyzes biological function at the level of gene expression and biochemical pathways to discover and validate novel biomarkers for the research community. Icoria’s income was primarily generated from government grants.
     On March 7, 2006, we purchased all of the issued and outstanding shares of the French company, Genome Express. Genome Express is focused on providing genomics and post-genomics technology contract services, and genetic sequencing and molecular biology services, and on performing integrated genomics analysis. This acquisition further expanded our footprint in Europe for the provision of pharmacogenomics and molecular services and our genetic tests.
     On December 26, 2006, to reflect our integration of these acquisitions, we changed the name of Genaissance to Cogenics, and added the Cogenics brand name to the names of Icoria (Cogenics Icoria) and Genome Express (Cogenics Genome Express). These new names reflect the comprehensive and complementary range of molecular and pharmacogenomics services offered by these entities. On November 20, 2006, we formed PGxHealth LLC, a subsidiary of Cogenics, to centralize the development and commercialization of genetic tests and our sole therapeutic, Vilazodone. PGxHealth’s tests will assist providers and payers in determining the most appropriate therapeutic for a particular patient, which should assist in the reduction of therapeutic and/or medical costs and improvement of clinical outcomes. Intellectual property, infrastructure, personnel and other assets from Genaissance are the basis for PGxHealth.
     Vital Scientific and Electa Lab instruments are marketed worldwide through distributors and OEM partnerships. Worldwide we have an installed base of over 15,000 units. Vital Scientific and Electa Lab provide our IVD products and services in Europe, Asia and the U.S.
     Our headquarters are located at One Gateway Center, Suite 702, Newton, MA 02458. Our telephone number is (617) 527-9933 and our website is located at http://www.clda.com. The information on our website is not incorporated by reference into this filing. Our Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q and Current Reports on Forms 8-K and all amendments to such reports are made available free of charge through the Investor Relations section of our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.
Issuance of Common Stock in Acquisition
     We completed our acquisition of Genome Express on March 7, 2006. In partial consideration for the shares of Genome Express that we purchased, we agreed to issue additional shares of our common stock upon the satisfaction of certain conditions within a year from the date of our acquisition of Genome Express. Having satisfied these conditions and pursuant to the terms of our agreement with the former stockholders of Genome Express, we issued the contingent shares on March 7, 2007. We are registering on behalf of the former stockholders of Genome Express a total of 15,082 shares of our common stock.

Private Placements of Common Stock
     On November 17, 2005, and June 13, 2006, respectively, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised an aggregate of approximately $29.25 million through private placements of shares of our common stock. In connection with the financings, we issued an aggregate of 1,654,188 shares of our common stock as well as warrants to purchase up to 827,092 additional shares of our common stock. Certain purchasers of several of these warrants subsequently sold the warrants to a third party in a private transaction. We are including this third-party purchaser on the selling stockholder table on page 14 of this registration statement and are registering hereby the shares of our common stock underlying the warrants, which we will issue upon exercise of warrants held by the selling stockholder.
The Offering

Common stock offered by the selling shareholders	75,051 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders.

Nasdaq Global Market symbol	“CLDA”

Risk Factors	See “Risk Factors” beginning on page 3 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.
RISK FACTORS
     An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in our Annual Report on Form 10-K before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face.
Risk Factors Related to Our Business and Operations.
We do not have sufficient cash resources available to fund our lead product candidate, Vilazodone through to commercial launch. Over the medium-term, we will need to satisfy additional capital requirements to pursue and the final commercialization strategies.
          Our sources of cash as of June 30, 2007, include cash balances, existing lines of credit, cash flows from operations of certain divisions, and possible future equity and/or debt financings. Our projected uses of cash include cash used in operations of certain operating divisions, capital expenditures, existing debt service costs and continued development of potential products through internal research, collaborations and, possibly through strategic acquisitions. We have undertaken several steps to improve liquidity and reduce our projected uses of cash, including completion of a public offering of common stock on July 23, 2007 for net proceeds of approximately $71.5 million after underwriting discounts, commissions and transaction costs. We believe that the cash raised in July will be sufficient to fund our cash flow needs for the coming twelve months.
          We anticipate that the total remaining cost required to get Vilazodone to commercial launch will be between $75-$85 million which may require us to consider additional sources of capital in the future. These cost projections do not include potential partnering opportunities with larger pharmaceutical companies once data from the Phase III clinical trials have been analyzed and released. For the foreseeable future, any deficit from operations is expected to be funded through the sale of additional equity or debt securities. The sale of any equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain any required additional financing, we may be required to reduce the scope of planned research, development and commercialization activities, which could harm financial condition and operating results.
Given our current product development efforts and our recent acquisitions of both Genaissance Pharmaceuticals, Inc. and Icoria, Inc., each of which has historically incurred significant net losses, we expect to incur net losses for the foreseeable future.
          We have incurred operating losses since the fiscal year ended March 31, 2006. At June 30, 2007, we had an accumulated deficit of approximately $88.8 million. We expect to incur substantial additional operating losses over the next several years as our research, development, pre-clinical testing and clinical trial activities increase, particularly with respect to our current lead product candidate, Vilazodone.
          To become profitable, we, either alone or with collaborators, must successfully develop, manufacture and market our current and future product candidates, including Vilazodone, and other products and continue to leverage our existing technologies to generate product and services revenue. It is possible that we will never have significant product sales revenue.
We have received a going concern opinion from our independent registered public accounting firm.
          Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2007 have been prepared with the assumption that we will continue as a going concern. Deloitte & Touche LLP issued a report dated June 18, 2007 that included an explanatory paragraph stating that our accumulated deficit, negative cash flows from operations and the expectation that we will continue to incur losses in the foreseeable future, raise substantial doubt about our ability to continue as a going concern. On July 23 and 26, 2007, we closed a public offering of 3,450,000 shares of our common stock for gross proceeds of $75.9 million and net proceeds of approximately $71.5 million.
In previous clinical trials performed by others, Vilazodone failed to demonstrate significant efficacy and we may be unable to develop a commercially viable drug.
          We expect to unblind the top line (preliminary) efficacy data of our current Vilazodone Phase III trial by the end of August of this year, and we expect that the data that combines this top line efficacy data and the biomarker data will be reviewed and analyzed by the end of

September 2007. Until the top line efficacy data is analyzed and reviewed in conjunction with the biomarker data, we will not know whether Vilazodone has the potential to become a product that has commercial value. However, it is possible that the top line efficacy data, when unblinded, may not show that Vilazodone is effective in any or a sufficient number of patients for us to use our biomarker data to attempt to develop a commercially viable product. In addition, our review and analysis of the top line efficacy data with the biomarker data may not demonstrate sufficient correlation to warrant continued development of Vilazodone. Prior to filing an NDA with respect to Vilazodone, we will be required to complete at least one long-term safety study and one additional pivotal study. We currently expect that such a filing could occur by the end of calendar year 2009, after which our ability to market Vilazodone will depend upon regulatory review by the FDA. In addition, even if these additional studies demonstrate that Vilazodone is effective in a subset of the population that has a yet to be determined genetic marker, the potential addressable market of people with any such genetic marker may not be large enough to demonstrate a sufficient commercial market opportunity to either attract a marketing partner or to justify establishment of a dedicated sales force. The outcome of this process is uncertain, and delays in the process and/or failure to obtain FDA approval or gain market acceptance for Vilazodone could adversely impact our commercial prospects.
Personalized medicine is an emerging field, and therefore regulatory approval of our drug and related diagnostic tests may take longer and be less predictable than approval for untargeted medicines. Ultimately, personalized medicine may prove to be an unsuccessful industry, which would have a material adverse impact on our business and prospects.
          Personalized medicine is an emerging field and represents a new approach to patient care, one which ultimately may not prove successful. Our business strategy involves seeking marketing approval for our drug candidates with the use of a diagnostic test to pre-screen subsets of patient populations most likely to receive therapeutic benefit or minimal side effects. This approach to drug development may not work scientifically and may be unsuccessful as a commercial alternative to existing patient care.
          Moreover, the FDA has issued guidelines on the approval process for drugs with associated diagnostics, and it remains to be seen how the FDA will develop and implement standards for evaluation of integrated products such as ours. For example, for any given drug we do not know how effective our diagnostic must be in pre-screening patients in order to achieve FDA approval for the launch of clinical trials or marketing approval upon their completion. Any genetic association that we locate may not be viewed by the FDA as valid indicators for pre-screening patients. Further, we may be unable to meet the current guidelines, or other future standards, issued by the FDA. In addition, because our approach involves the application of new technologies, various governmental regulatory authorities may subject our products to additional review. As a result, these authorities may grant regulatory approvals more slowly than for untargeted medicines. If we are unable to obtain FDA approval or experience a delay in such approval, the development of our drug candidates and diagnostics may not occur or may occur more slowly than anticipated, and our business would suffer as a result.
If our assumption about the role of genes in diseases or drug response is wrong, we may not be able to develop useful products.
          The products we hope to develop involve new and unproven scientific approaches. They are based on the assumption that information about an individual’s genes may help scientists to better understand complex disease processes. Scientists generally have a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Of the products that exist, all are diagnostic products. To date, we know of no therapeutic products based on disease-gene discoveries. If our assumption about the role of genes in the disease process is wrong, our gene discovery programs may not result in products.
We may not successfully develop or derive revenues from any products.
          We use our technology and research capabilities to identify genes and gene variations that contribute to certain diseases and then develop or license drug candidates and/or diagnostic products that may be effective in patient populations with the identified gene variations. Although we have identified genes and polymorphisms that we believe are likely to cause certain diseases, we may not be correct and may not be successful in identifying any other similar genes or in developing drugs or diagnostic products based on these discoveries. Many experts believe that some of the diseases we are targeting are caused by both genetic and environmental factors. Even if we identify specific genes that are partly responsible for causing diseases, any therapeutic or diagnostic products we develop as a result of our genetic work may not detect, prevent, treat or cure a particular disease. Any pharmaceutical or diagnostic products that we or our collaborators are able to develop will fail to produce revenues unless we:
•	establish that they are safe and effective;

•	successfully compete with other technologies and products;

•	ensure that they do not infringe on the proprietary rights of others;

•	establish that they can be manufactured in sufficient quantities at reasonable costs;

•	obtain and maintain regulatory approvals for them; and

•	can market them successfully.
          We may not be able to meet these conditions. We expect that it will be years, if ever, before we will recognize significant revenue from the development of therapeutic or diagnostic products.
We may not derive significant revenues from our diagnostic tests.
          We currently offer our FAMILION test, as well as DNA-based diagnostic tests for Warfarin, Clozapine-Induced-Agranulocytosis and Rituximab and are currently developing additional DNA-based diagnostic tests. Our ability to derive revenues from these tests will depend, among other things, on continued certification of our reference laboratory under CLIA by the State of Connecticut and our continued compliance with applicable regulatory requirements and on acceptance of the test by physicians. In addition, we may not be able to secure broad third-party insurance or other reimbursement for our tests. The path, timing and amount of third party reimbursement are unknown at this time. Accordingly, patients may have to pay for certain tests themselves and may be unwilling or unable to do so. As a result of these factors, we cannot predict whether or not we will be able to derive significant revenues from these tests.

If physicians and patients do not accept and use our drugs, we will not achieve sufficient product revenues and our business will suffer.
          Even if the FDA approves Vilazodone or any other drug candidates developed by us, physicians and patients may not accept and use them. Acceptance and use of any drug we develop will depend on a number of factors including:
•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of the drug;

•	published studies demonstrating the cost-effectiveness of the drug relative to competing products;

•	development of an associated genetic screening diagnostic with the capability of producing accurate results;

•	availability of reimbursement for our products from government or healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.
          The failure of a drug candidate to find market acceptance would harm our business and could require us to seek additional financing.
If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our revenues and earnings may decline.
          Our future success depends on our ability to broadly market existing technologies, products, and services, and to develop and introduce new product and service offerings and grow our business in the blood analysis instrumentation, diagnostic assays DNA-based diagnostic and therapeutic products and human biomarker markets. We expect to commit substantial resources to developing new products and services, as well as to continue marketing the existing products and services. If the market for these products and services does not develop as anticipated, or demand for our current product and service offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.
If our products are not granted adequate reimbursement from third-party payors, we may unable to successfully commercialize our products and we may never achieve widespread market acceptance of our products.
          Our ability to successfully sell our drug and companion biomarker tests in the United States and other countries depends on the availability of adequate reimbursement from third-party payors such as private insurance plans, managed care organizations and Medicare and Medicaid. Virtually all of our revenues for such products will be dependent on customers who rely on third party reimbursement. Third-party healthcare payors in the United States are increasingly sensitive to containing healthcare costs and heavily scrutinize new technology as a primary factor in increased healthcare costs. Third-party payors may influence the pricing or perceived attractiveness of our products and services by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payors may deny or delay acceptance of our products or may provide reimbursement at levels that are inadequate to support adoption of our technologies.
          If these payors do not reimburse for our drugs or companion biomarker tests, or only provide reimbursement significantly below the costs of such products, our potential market and revenues will be significantly limited. Use of our products may never become widely reimbursed, and the level of reimbursement we obtain may never be sufficient to permit us to generate substantial revenue.
We are entering into new business areas and may not have the expertise, experience and resources to pursue all of our businesses at once.
          Individually, each of Clinical Data, Genaissance, Genome Express and Icoria has had experience in their respective areas of expertise, but we have never pursued all of the facets of these businesses at once. As a result, we may not have the experience, the appropriate expertise, or the resources to pursue all businesses in our combined company and we may discover that some of the new facets of the combined business are not what we previously believed and are not financially viable.
If we are unable to develop and/or in-license or otherwise acquire new products and technologies, we may not be able to grow our company successfully.
          To date, we have relied significantly on acquisitions and in-licensing of intellectual property for our growth. For example, in 2005 we acquired three companies, including Genaissance Pharmaceuticals, Inc., which provided us with our lead drug candidate, Vilazodone and most of the assets in our PGxHealth division. If we are unable to develop products and services internally, or to acquire companies or other technologies, we may not be able to continue our growth or to establish a leadership position in our industry. Additionally, even if such companies and/or other assets are available, we may not be able to acquire them on reasonable terms.
Due to recent merger activity, it may be more difficult to obtain additional financing at favorable terms, if at all.
          Because we have operated as an integrated enterprise for only one full fiscal year, and as a combined company we have a significant history of losses, it may be more difficult to encourage investment in our company through additional public and private stock offerings, arrangements with corporate partners, credit facilities or from other sources. We may never realize enhanced liquidity in the public markets because the overhang in the public markets as a result of recent merger transactions may dissuade new investors. If we are unable to secure adequate financing over the near-term, we will not be able to pursue our product development and commercialization strategies as currently planned.
Because a significant portion of our total assets is represented by goodwill that are subject to mandatory annual impairment evaluations, we could be required to write-off some or all of this goodwill, which may adversely affect our financial condition and results of operations.
          We accounted for the acquisitions of Genaissance, Genome Express and Icoria using the purchase method of accounting. The purchase prices for these businesses were allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the respective mergers. The unallocated portions of the purchase prices were allocated to goodwill.

Approximately 40% of our total assets at June 30, 2007 are goodwill and other intangibles, of which approximately $18.5 million is goodwill. In accordance with Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Intangible Assets, goodwill is not amortized but is reviewed annually or more frequently if impairment indicators arise. The unamortized values of other intangibles are reviewed if certain conditions exist. During the fourth quarter of fiscal 2007, we assessed the recoverability of the intangibles acquired in the Icoria acquisition and were required to record an impairment charge of $2.6 million as the assets were not considered recoverable. When we perform future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.
We may be unable to successfully complete the integration of the businesses of Genaissance, Genome Express and Icoria.
          During fiscal year 2006, we consummated mergers with Genaissance and Icoria, and acquired all of the capital stock of Genome Express. The integration of these businesses has required and continues to require significant efforts from each company, including the coordination of product development, sales and marketing efforts and administrative operations. We have employees widely dispersed across our operations in Massachusetts, Rhode Island, Connecticut, California, Texas, North Carolina, and other domestic and foreign locations, which has increased the difficulty of integrating operations. The continuing challenges involved in this integration include, but are not limited to:
•	retaining existing customers and strategic partners of each company; coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	preserving the value of various research and development, collaboration, distribution, manufacturing and other important relationships;

•	effectively managing the diversion of management attention from business matters to integration issues;

•	combining product offerings and incorporating acquired technology and rights into product offerings effectively and quickly; and

•	developing and maintaining uniform standards, controls, procedures, and policies.
As of March 31, 2007, we identified a material weakness in internal control over financial reporting, and concluded that our disclosure controls and procedures were not effective. If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may be misled and lose confidence in our financial reporting and disclosures, and the price of our common stock may be negatively affected which could have a material adverse impact on our financial condition and results of operations.
          The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal control over financial reporting. A “significant deficiency” means a deficiency in the design or operation of internal control that adversely affects our ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will occur and not be detected. A “material weakness” is a significant deficiency, or a combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published.
          In connection with the assessment of our internal control over financial reporting for our Annual Report on Form 10-K, as further described in Item 9A to such report and as further described in Item 4T to our Quarterly Report on Form 10-Q, management and our registered public accounting firm determined that as of March 31, 2007 our disclosure controls and procedures were ineffective with regard to the Icoria business unit because of the material weakness in our internal control over financial reporting. We expect to complete the integration of Icoria’s operations and other remediation efforts within the current fiscal year, but in the future, our continued assessment, or the subsequent assessment by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls and disclosure controls, some of which may require disclosure in future reports.
          Although we have made and are continuing to make improvements in our internal controls, if we are unsuccessful in remediating the material weakness impacting our internal control over financial reporting and disclosure controls, or if we discover other deficiencies, it may adversely impact our ability to report accurately and in a timely manner our financial condition and results of operations in the future, which may cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal and disclosure controls are necessary to produce accurate, reliable financial reports and to prevent fraud. If we continue to have deficiencies in our internal control over financial reporting and disclosure controls, they may negatively impact our business and operations.
We may not be able to successfully integrate companies that we acquire in the future.
          Our success will depend in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. From time to time, we may pursue acquisitions of businesses that complement or expand our existing business, including acquisitions that could be material in size and scope.
          Any future acquisitions involve various risks, including:
•	difficulties in integrating the operations, technologies and products of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with the acquisition; and

•	the potential loss of key employees of the acquired companies.
          The failure to successfully integrate businesses acquired in the future could have a material adverse impact on our business and results of operations.
We are dependent upon certain key personnel.
          We are highly dependent upon the principal members of our management, legal and scientific staff, including Andrew J. Fromkin, our President and Chief Executive Officer, C. Evan Ballantyne, our Chief Financial Officer, Caesar J. Belbel, our Chief Legal Officer and Carol Reed, M.D., our Chief Medical Officer. The loss of the service of any of these persons could seriously harm our business operations, product development and commercialization efforts.
We must implement additional and expensive finance and accounting systems, procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.
          Beginning with our annual report for our fiscal year ended March 31, 2008, which is due to be filed in June 2008, we will be required to comply with the internal control reporting requirements mandated by Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act will increase our costs and require additional management resources. We have begun upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our fiscal 2008 annual report for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.
In order to conduct clinical trials and to market our drugs, we will have to develop methods or make arrangements with third parties to produce these drugs using approved methods and at commercially viable rates.
          In order to conduct clinical trials and ultimately to market any drugs we may develop, we or our third party contractors will need to obtain chemicals and components, and in some cases licenses for proprietary formulation technology, necessary for the manufacture of the products from third parties. We or our contractors will then need to implement the necessary technology in order to produce the drugs to exacting standards set by us and the regulatory bodies. This is an uncertain and time consuming process, and any disruption in it may delay or harm our ability to continue clinical development. For drugs which have reached the last stage of clinical trials, we or our contractors will have to develop methods to scale up the production of the drug at commercially viable rates. If we are not able to scale the process in a timely manner or do not have the ability to produce the drug economically, we may not be able to enter the market with a viable product. This would harm our financial and commercial prospects.
          The manufacture of our products for clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA. The manufacture of diagnostic products subject to FDA approval are also subject to the FDA’s quality system requirements (QSR). In the event that we are unable to develop satisfactory manufacturing facilities or obtain or retain third party manufacturing for our products, we will not be able to commercialize such products as planned. We may not be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP, QSR and other regulatory requirements. Our current dependence upon others for the manufacture of our products may adversely affect our ability to develop and deliver such products on a timely and competitive basis and, in the longer term, the profit margin, if any, on the sale of future products and our ability to develop and deliver such products on a timely and competitive basis.
If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.
          We have little experience in manufacturing products for commercial purposes and do not have manufacturing facilities that can produce sufficient quantities of drugs for large scale clinical trials. Accordingly, we must either develop such facilities, which will require substantial additional funds, or rely on contract manufacturers for the production of products for development and commercial purposes. In order to conduct our Phase III clinical trial of Vilazodone, we have to contract with third parties to manufacture a sufficient supply of the drug for the trial and to produce tablets containing Vilazodone in amounts sufficient for the clinical trial. While we signed contracts with suppliers for the production of Vilazodone material and tablets for the launch of our Phase III clinical trial and received sufficient materials to complete the trial, we will likely be required to initiate an additional pivotal study, which will require additional amounts of Vilazodone.
New drug and diagnostic development involves a lengthy and complex process, and we may be unable to commercialize any of the products we develop.
          We have limited experience in developing drugs and diagnostics. Before we can develop diagnostic tests and commercialize any new products, we will need to:
•	collect and analyze DNA samples;

•	conduct high-density whole genome association studies to discover and replicate the relationship between genetic variations in the DNA samples and therapeutic response;

•	undertake clinical trials to validate the efficacy, safety, toxicology, pharmacology, pharmacokinetics and other aspects of our drug candidates, and predictiveness of any related diagnostic tests;

•	expend significant resources;

•	maintain and expand our intellectual property rights;

•	obtain marketing approvals from the FDA and other regulatory approvals; and

•	find collaborative partners with manufacturing and commercial capabilities for our current and future drug candidates and related diagnostics.

The process of developing new drugs and diagnostic tests takes several years. Our product development efforts may fail for many reasons, including:

•	the failure of products in the research and development stage;

•	the high cost of clinical trials and our lack of financial and other resources;

•	the inability to locate partners with sufficient resources to assist in conducting clinical trials; and

•	the lack of clinical validation data to support the effectiveness of our products.
          Success in early clinical trials often is not replicated in later studies, and few research and development projects result in commercial products. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for revenues from those product candidates. In addition, as we develop products, we may partner with third parties or be required to make significant investments in product development, and marketing and selling resources. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we may abandon the development of the product or product feature that was the subject of the clinical trial, which could harm our business.
Our operations may be affected by unexpected problems frequently encountered in connection with the development and transition to other technologies and by the competitive environment in which we operate.
          Even if we are successful in establishing genetic associations and validating them through clinical trials, there is no guarantee that we will be successful in our product development efforts. Even if we develop products for commercial use, these products may not be accepted by the research, diagnostic, medical and pharmaceutical marketplaces or be capable of being offered at prices that will enable us to become profitable. Our products may not ultimately prove to be useful for commercial markets, meet applicable regulatory standards, or be successfully marketed.
Our international operations and sales expose us to foreign currency exchange rate fluctuation risks.
          The costs of importation of instruments and other products are subject to foreign currency fluctuations. In fiscal 2007, sales to customers outside the United States accounted for approximately 61.6% of our revenues. We anticipate that international sales will continue to account for a significant portion of our revenues. Most of our sales to international distributors are denominated in Euros. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be affected by changes in exchange rates. Such gains and losses may be material and may adversely affect our future operating results. While we sometimes engage in limited, transaction specific, foreign currency hedging transactions to reduce our risk, such hedging transaction may not allow us to avoid any currency exchange rate fluctuation risks.
Risk Factors Relating to Our Intellectual Property
If we are unable to protect effectively our intellectual property, we may not be able to operate our business and third parties may use our technology, both of which would impair our ability to compete in our markets.
          Our success will depend in significant part on our ability to obtain and maintain meaningful patent protection for certain of our technologies and products throughout the world. Patent law relating to the scope of claims in the technology fields in which we will operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We will rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us or our subsidiaries may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued to us or our subsidiaries or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we plan to compete may not protect our intellectual property to the same extent as do the laws of the United States. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive will be materially impaired.
          The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:
•	our pending patent applications may not result in issued patents;

•	the claims of any issued patents may not provide meaningful protection;

•	we may be unsuccessful in developing additional proprietary technologies that are patentable;

•	our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

•	others may have patents that relate to our technology or business.
          Third parties have filed, and in the future are likely to file, patent applications covering biomarkers and related methods that our PGxHealth division has developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the biomarkers or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.
          In addition to patent protection, we will also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.
If third parties make or file claims of intellectual property infringement against us, or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.
          Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.
Any patent protection we obtain for our products may not prevent marketing of similar competing products.
          Patents on our products may not prevent our competitors from designing around and developing similar compounds or compounds with similar modes of action or tests that may compete successfully with our products. Such third party compounds may prove to be superior to our products or gain wider market acceptance and thus adversely affect any revenue stream that we could otherwise expect from sales of our products.
Any patents we obtain may be challenged by producers of generic drugs.
          Patents covering innovative drugs, which are also commonly referred to as “branded drugs” or “pioneer drugs,” face increased scrutiny and challenges in the courts from manufacturers of generic drugs who may receive benefits such as limited marketing co-exclusivity if the challenge is successful. Such patent challenges typically occur when the generic manufacturer files an Abbreviated New Drug Application with the FDA and asserts that the patent or patents covering the branded drug are invalid or unenforceable, forcing the owner or licensee of the branded drug to file suit for patent infringement. If any patents we obtain covering our pharmaceutical products are subject to such successful patent challenges, our marketing exclusivity may be eliminated or reduced in time, which would thus adversely affect any revenue stream that we could otherwise expect from sales of our products.
Risk Factors Relating to Our Industry
Our biopharmaceutical or diagnostic product candidates must undergo rigorous clinical trials and regulatory approvals, which could substantially delay or prevent their development or marketing.
          Any biopharmaceutical and some of our diagnostic products that we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the FDA and analogous foreign regulatory agencies. This approval process is typically lengthy and expensive, and approval is never certain. Positive results from pre-clinical studies and clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We do not know when, or if, all the required clinical trials for Vilazodone will be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions we are investigating. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.
          Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:
•	we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

•	we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

•	data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.
          Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. In addition, our or our collaborators’ failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.
           We initiated a pivotal Phase III clinical trial of Vilazodone for the treatment of depression in February 2006. We will need to complete all aspects of this Phase III trial and additional trials before filing an NDA for marketing approval of this product for this indication. While we believe the NDA could be filed by the end of calendar 2009, this clinical trial or subsequent clinical trials or other development efforts may be delayed for any of the reasons described above, and may take longer than anticipated to initiate and/or to complete.

Concerns regarding the use of genetic testing results may limit the commercial viability of any products we develop.
          Other companies have developed genetic predisposition tests that have raised ethical concerns. It is possible that employers or others could discriminate against people who have a genetic predisposition to certain diseases. Concern regarding possible discrimination may result in governmental authorities enacting restrictions or bans on the use of all, or certain types of, genetic testing. Similarly, such concerns may lead individuals to refuse to use genetic tests even if permissible. These factors may limit the market for, and therefore the commercial viability of, products that our collaborators and/or we may develop.
If we were sued for product liability, we could face substantial liabilities that may exceed our resources.
          We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks are inherent in the development of chemical, agricultural, pharmaceutical, and other such healthcare products and related methodologies. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, such liability could have a material adverse effect on our business and results of operations.
We may not be able to compete successfully with other companies and government agencies in the development and marketing of products and services.
          A number of companies are attempting to rapidly identify and patent genes that cause diseases or an increased susceptibility to diseases. Competition in this field and our other areas of business, including drug discovery and development, is intense and is expected to increase. We have numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, and other government-sponsored entities and companies providing healthcare information products. Our collaborators, including Roche and Merck, may also compete with us. Many of our competitors, either alone or with collaborators, have considerably greater capital resources, research and development staffs and facilities, and technical and other resources than we do, which may allow them to discover important genes or develop drugs based on such discoveries before we do. We believe that a number of our competitors are developing competing products and services that may be commercially successful and that are further advanced in development than our potential products and services. To succeed, we must discover disease-predisposing genes, characterize their functions, develop genetic tests or therapeutic products and related information services based on such discoveries, obtain regulatory and other approvals, and launch such services or products before our competitors. Even if we are successful in developing effective products or services, our products and services may not successfully compete with those of our competitors, including cases where the competing drugs use the same mechanism of action as our products. Our competitors may succeed in developing and marketing products and services that are more effective than ours or that are marketed before ours.
          Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to our research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of our research projects and make it more difficult for us to compete. We may also face competition from other entities in gaining access to DNA samples used for research and development purposes. Our competitors may also obtain patent protection or other intellectual property rights that could limit our rights, or our customers’ ability, to use our technologies or databases, or commercialize therapeutic or diagnostics products. In addition, we face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology.
          We expect competition to intensify as technical advances are made and become more widely known. Our future success will depend in large part on maintaining a competitive position in the genomic field. Rapid technological development may result in products or technologies becoming obsolete before we recover the expenses we incur in developing them.
          Our ability to compete successfully will depend, in part, on our ability, and that of our collaborators, to:
•	develop proprietary products;

•	develop and maintain products that reach the market first, and are technologically superior to, and more cost effective than, other products on the market;

•	obtain patent or other proprietary protection for our products and technologies;

•	attract and retain scientific and product development personnel;

•	obtain required regulatory approvals; and

•	manufacture, market and sell products that we develop.
Intense competition could reduce our market share or limit our ability to increase market share, which could harm our financial performance.
          The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes our medical instrumentation, reagent and consulting services businesses, is intense and expected to increase as new products, technologies and services become available and new competitors enter the market. Our competitors in the United States, Europe and Pacific-Asia are numerous and include, among others, large, multi-national diagnostic testing and medical products companies. Our future success depends upon maintaining a competitive position in the development of products, technologies and services in our areas of focus. Our competitors may:
•	develop technologies, products and services that are more effective than our products or services, or that render our technologies, products or services obsolete or noncompetitive;

•	obtain patent protection or other intellectual property rights that would prevent us from developing our potential products; or

•	obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.
          Also, the possibility of intellectual property rights disputes with competitors holding domestic and foreign patent and other intellectual property rights may limit or delay expansion possibilities for our businesses. In addition, many of our existing or potential competitors have or may have substantially greater financial and managerial resources, research and development capabilities, and clinical, manufacturing, regulatory and marketing experience.
We operate in a very competitive environment.
          We expect to encounter intense competition from a number of companies that offer products in our targeted application areas. We anticipate that our competitors in these areas will include:
•	health care and other companies that manufacture laboratory-based tests and analyzers;

•	diagnostic and pharmaceutical companies;

•	molecular services business;

•	companies developing drug discovery technologies;

•	companies developing molecular diagnostic and genetic tests; and

•	companies developing point-of-care diagnostic and genetic tests.
          If we are successful in developing products in these areas, we will face competition from established companies and numerous development-stage companies that continually enter these markets. In many instances, competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.
          In addition, several development-stage companies are currently making or developing products that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA, or marketing technologies or products that are more effective or commercially attractive than our current or potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from successfully commercializing products.
Our medical device products require government approval to be marketed.
          We have obtained or are in the process of obtaining all necessary government approvals to market our current products in the United States and the European Union. However, we will likely need to obtain approval of certain European regulatory bodies and the FDA to market many of the new products that we may develop or obtain the rights to distribute. Domestically, certain of our products are classified as medical devices under the Food, Drug and Cosmetics Act. As such, if and when these products are offered for sale in the United States, these products will be subject to continuing regulation and oversight by the FDA. The cost of obtaining such approvals may be high and the process lengthy, with no assurance that such approvals will be obtained.
          To date, neither the FDA nor the European medical regulatory bodies have developed industry-wide performance standards with respect to the safety and effectiveness of the products that we presently market. Although we intend to use reasonable efforts to comply with international standards, when and if developed, there can be no assurance that our products as currently configured will be in compliance. Any failure to receive and maintain approvals for our products, or noncompliance with any international performance standards promulgated in the future, could have a material adverse effect on our business. Furthermore, any material change in the existing rules and regulations or the adoption of any new regulations could adversely affect us.
Risk Factors Relating to Our Common Stock.
Future sales of our common stock or other securities may dilute our stockholders.
          We may sell common stock or other securities in the future in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock or other securities, existing stockholders who previously purchased our securities may be materially diluted by such subsequent sales.
If the investors in our private placements and public offering sell their shares which have been registered under the Securities Act, the market price of our common stock may decline significantly.
          The shares of common stock issued to the investors in our June 2006 and November 2005 private placements, as well as any shares issuable upon exercise of the warrants issued to the investors in those transactions, and the shares of common stock sold in our public offering in July 2007, have been registered under the Securities Act of 1933, as amended, or Securities Act, and such shares are freely transferable without restriction under the Securities Act (but may be subject to the short-swing profit rules and other restrictions on affiliates under the Securities Exchange Act of 1934, as amended). If a large number of shares are sold into the public market, the market price of our common stock may decline significantly.
Our ownership is concentrated among a small number of stockholders.
          Our ownership is concentrated among a small number of stockholders, including Randal J. Kirk, our Chairman, and his affiliates. Mr. Kirk and his affiliates hold approximately 46.0% of our outstanding common stock as of August 3, 2007, after giving effect to the July 2007 public offering transaction. Mr. Kirk and his affiliates have a controlling block of our outstanding stock and are able to exert substantial control over various corporate matters including approvals of mergers, sales of assets, issuance of capital stock and similar transactions.
The price of our common stock is volatile and could cause investors to lose a substantial part of their investment.

          The stock market in general and the stock prices of life sciences companies in particular, experience volatility, which has often been unrelated to the operating performance of any particular company or companies. Our common stock is lightly traded and its price could decline regardless of our company’s actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their shares. A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and the ability of our company to raise additional equity capital. Such factors include but are not limited to the following:
•	the timing of our announcements or of our competitors’ announcements regarding significant products, clinical trials, NDA filings or product approvals, contracts or acquisitions;

•	variations in results of operations;

•	changes in earnings estimates or other comments by securities analysts;

•	general economic and market conditions; and

•	sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.
We may issue preferred stock with rights that could affect your rights and prevent a takeover of the business.
          Our board of directors has the authority, without further approval of our stockholders, to fix the rights and preferences, and to issue up to 1,500,000 shares of preferred stock (less any shares previously designated). In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, delay or prevent a change in control of Clinical Data and, accordingly, could adversely affect the price of our common stock.
We currently do not intend to pay dividends on our common stock and consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
          We currently do not plan to pay dividends on shares of our common stock in the near future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates.

PLAN OF DISTRIBUTION
     We are registering 75,051 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
     We are required to pay certain fees and expenses that we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders.

SELLING STOCKHOLDERS
     The following table sets forth the number of shares beneficially owned by each of the selling stockholders. Except as otherwise indicated, none of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.
     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 13,648,942 shares of our common stock outstanding as of July 30, 2007.
     We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

				Percent of
			Number of Shares to	Outstanding Shares
	Number of Shares	Number of Shares	be Owned after	to be Owned after
	Beneficially Owned	Registered for Sale	Completion of the	Completion of the
Selling Stockholder	Prior to Offering	Hereby	Offering (1)	Offering (1)
Yves Laurent	15,404	2,525	15,404	*
Jean-François Mouret	7,901	1,295	7,901	*
Frédéric Laget	801	131	801	*
Jean Laurent	1,197	196	1,197	*
Jean-Paul Issartel	1,046	172	1,046	*
Aldo Moro	9	1	9	*
Eric Charretier	45	7	45	*
Alain Tessonneaud	36	6	36	*
Charles Auffray	53	9	53	*
Bioinvest Capital & Consulting	802	131	802	*
FCPR 3i Coinvest	13,156	2,156	13,156	*
FCPR 3i Europartners	13,156	2,156	13,156	*
Aquasourca SA	4,223	692	4,223	*
Biotek Partenaires SAS	616	101	616	*
FCPR BioDiscovery	2,956	485	2,956	*
FCPI Soge Innovation IV	1,014	166	1,014	*
FCPI Europe Tech Fund	252	41	252	*
FCPR Siparex Ventures 1	9,938	1,629	9,938	*
FCPI CA-AM Innovation	3,975	651	3,975	*
FCPI Uni-Innovation 1	994	163	994	*
Siparex Croissance SCA	377	62	377	*
Siparex Development SCA	146	24	146	*
FCPI Banque Populaire Innovation 4	3,168	519	3,168	*
FCPI Banque Populaire Innovation 5	3,168	519	3,168	*
FCPI ING(F) Actions Innovation 1	83	14	83	*
FCPI ING(F) Actions Innovation 2	2,756	452	2,756	*
FCPR Sudinnova II	4,751	779	4,751	*
Crestview Capital Master, LLC (2)	0	59,969	0	*

*	Less than one percent.

(1)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholders.

(2)	Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of these securities.

LEGAL MATTERS
     Cooley Godward Kronish LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.
EXPERTS
     The consolidated financial statements of Clinical Data, Inc. incorporated into this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended March 31, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs as to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective April 1, 2006, and the uncertainty concerning the substantial doubt about the Company’s ability to continue as a going concern), which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we and our subsidiaries have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement:
(1)	our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the SEC on June 19, 2007;

(2)	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 14, 2007;

(3)	our current reports on Form 8-K, filed on July 18, 2007 (as to Items 1.01 and 9.01 only), and August 14, 2007;

(4)	the description of our Common Stock, par value $0.01 per share, contained in the Section entitled “Description of Clinical Data Capital Stock — Clinical Data Common Stock,” incorporated by reference from our registration statement on Form S-4, including the prospectus contained therein, filed with the Commission on October 27, 2005, including any amendment or report filed hereafter for the purpose of updating such description; and

(5)	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (a) after the date of the filing of the original Registration Statement and prior to the effectiveness of the Registration Statement and (b) until all of the common stock to which this prospectus relates has been sold or the offering is otherwise terminated, except in each case for information contained in any such filing where we indicate that such information is being furnished and is not considered “filed” under the Exchange Act, which filings will be deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement and to be a part hereof from the date of filing of such documents this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.
     You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
Attention: Chief Legal Officer
Telephone: (617) 527-9933
75,051 Shares of Common Stock

Prospectus

August 29, 2007